STRIKE AXE, INC.

267 WEST 1400 SOUTH, SUITE 101

SAINT GEORGE, UTAH 84790

August 29, 2012

Michael McTiernan

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Strike Axe, Inc.

Amendment No. 1 to Form 8-K

Filed March 27, 2012

File No. 000-53304

Dear Mr. McTiernan:

By letter dated April 12, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Strike Axe, Inc. (the “Company,” “we,” “us” or “our”) with its comments to Amendment No. 1 to the Company’s Current Report on Form 8-K, filed on March 27, 2012 (the “Current Report”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Description of Business, page 2

Our Operations, page 3

1.

We note your response to comment 6 of our letter dated January 4, 2012. We note that you do not have contracts with third parties, but instead submit orders for production. Please explain how you will preserve your rights over the products you are developing with the third parties in the absence of a contract.

Response:  We preserve our rights over the products we are developing by entering into non-disclosure agreements with third parties.  Additionally, our product containers are labeled with “proprietary ingredients and information.”

The Company may elect to file a trademark for product branding. However, this is unlikely because of the cost involved and the ability for a competitor to alter our product formulation to avoid patent infringement.

The Company is still considering its options with respect to protecting its rights. If and when it enters and finalizes its business or product acquisitions, it will negotiate protection of its products and supply contracts.

2.

We note your response to comment 8 of our letter dated January 4, 2012. Please expand your disclosure in this section to discuss the company that you formed in the UK. Further, please explain how this entity impacts your ability to sell your product to European customers.

Response:  We have amended our disclosure to discuss the Company we formed in the United Kingdom.  Additionally, we have amended our disclosure to discuss how this entity impacts our ability to sell our product to European customers.

Research and Development, page 6

3.

We note your response to comment 11 of our letter dated January 4, 2012. Please disclose that your officer developed the two products at his own expense and clarify how you gained control of the products from your officer.

Response: We have amended our disclosure by stating that our officer developed the two products at his own expense and clarified how we gained control of the products from our officer.

Management’s Discussion and Analysis …, page 14

4.

Please update your disclosure to include results of operations through November 30, 2011.

Response:   We have updated our disclosure  to include results of operations through November 30, 2011.

Recent Sales of Unregistered Securities, page 21

5.

We note that you state that you relied upon Regulation D for several transactions; however, it does not appear that you have filed a Form D. Please file Form D’s as appropriate.

Response: We did not consummate an offering under Regulation D which requires the filing of a Form D.  The recent sales of unregistered securities were not registered under the Securities Act of 1933, as amended (the “Securities Act”), but qualified for exemption under Section 4(2) of the Securities Act because the issuance of the shares by the Company did not involve a “public offering,” as defined in Section 4(2) of the Securities Act, and due to the insubstantial number of persons involved in the transaction, size of the transaction, manner of the transaction and number of securities offered. In addition, these shareholders had the necessary investment intent as required by Section 4(2) of the Securities Act since they agreed to, and received, share certificates bearing a legend stating that such securities are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these securities would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we believe we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act.

We have amended our disclosure to state that we did not consummate an offering under Regulation D. Additionally, we have revised our disclosure to clarify that our recent sales of unregistered securities were exempt from registration under Section 4(2) of the Securities Act.

Item 9.01 Financial statements, Pro Forma Financial Information and Exhibits

Unaudited Pro Forma Condensed Combined Balance Sheets, page 36

6.

We note your response to prior comment 25. Please clarify to us why the entire SKAX accumulated deficit is not eliminated as of February 28, 2011 and November 30, 2011.

Response:  During the course of preparing for the audit of our financial statements at February 29, 2012, we determined that the accounting for the acquisition as of November 30, 2011 was incorrect.  We made the appropriate corrections in the financial statements included in our Annual Report on Form 10-K filed with the SEC on June 13, 2012.  Upon discussions with Mr. William Demarest of the SEC regarding the appropriate course of action, it was determined that amending the financial statements included in the original Current Report on Form 8-K filed on December 16, 2011, as amended on March 27, 2012, would not be necessary as the accounting for the acquisition included in the audited financial statements of our Annual Report on Form 10-K was in accordance with Generally Accepted Accounting Principles.

7.

Please tell us how you determined it was appropriate to record pro forma adjustments as of February 28, 2011 related to stock subscriptions receivable, including how you determined the adjustment was directly attributable to the recapitalization and factually supportable.

Response:  Please see response to Comment number 6 above.

Further the Company acknowledges that:

(1)

 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)

 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)

 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By: /s/ Shaun Sullivan

Name: Shaun Sullivan

Title: Chief Executive Officer